02050717

SEC MAIL PROCESSING
RECEIVED
AUG 09 2002
WASH. D.C. 155 SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July 2002 Commission File Number: 0-30024

PE 7-31-02

CFM CORPORATION

(Name of registrant)

PROCESSED
AUG 12 2002
P THOMSON
FINANCIAL

460 Admiral Boulevard
Mississauga, Ontario
Canada L5T 3A3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ✓

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

CFM

August 7, 2002

The Toronto Stock Exchange
130 King Street West
Toronto, Ontario, M5X 1J2
Attention: Advisory Affairs, Issuer Services

Ontario Securities Commission
20 Queen Street West
Toronto, Ontario, M5H 3S8
Attention: Issuer Bid Reporting

Commission des valeurs mobilières due Québec
Tour de la Bourse
800 square Victoria, 22 e-étage
Montreal, Quebec, H4Z 1G3
Attention: Issuer Bid Reporting

Dear Sir or Madam:

Re: CFM Corporation

In accordance with section 8 of The Toronto Stock Exchange's Policy Statement on Normal Course Issuer Bids, the following purchases were made during the month of July 2002, in accordance with CFM Corporation's 2001/2002 Normal Course Issuer Bid.

Trade Date	Settlement Date	No. of Shares Purchased	Price Paid Per Share
July 18, 2002	July 23, 2002	40,100	$14.5145

The 40,100 shares purchased were cancelled. As at July 31, 2002, the total number of shares purchased under this Normal Course Issuer Bid is 179,500.

Please do not hesitate to call if you have any questions or require any further information.

Yours sincerely,

SONYA STARK

Sonya Stark
Director, Legal Affairs,
Investor Relations and
Corporate Secretary

SS/era

cc: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, Securities Division, Dept. of Justice
Nova Scotia Securities Commission
Saskatchewan Securities Commission
Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CFM CORPORATION

By: ______________________________
Name: Sonya Stark
Title: Director, Legal Affairs, Investor Relations and Corporate Secretary

Date: August 7, 2002